SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 MAY 30 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 May 2006 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06013813

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 24 May 2006 as published in the South China Morning Post in Hong Kong on 25 May 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

E\tn\sa\2006 AGM\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 24 MAY 2006

At the Annual General Meeting of Shangri-La Asia Limited (the "Company") held on 24 May 2006 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 28 April 2006 (the "Resolutions"). The Board of Directors of the Company is pleased to announce that the Resolutions were duly passed by the shareholders by way of a poll at the AGM. The poll results in respect of the Resolutions are as follows:

	Resolutions	No. of votes (%)	
		For	**Against**
	Ordinary Resolutions		
1.	To adopt the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2005.	1,896,719,396 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31 December 2005.	1,913,250,960 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	(i) To re-elect Mr Kuok Khoon Loong, Edward as Director.	1,909,601,151 (99.82%)	3,348,943 (0.18%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To re-elect Mr Lui Man Shing as Director.	1,906,465,451 (99.65%)	6,785,509 (0.35%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iii) To re-elect Mr Ng Si Fong, Alan as Director.	1,913,098,017 (99.99%)	152,943 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iv) To re-elect Madam Kuok Oon Kwong as Director.	1,909,749,636 (99.81%)	3,589,509 (0.19%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees).	1,833,936,385 (99.997%)	47,600 (0.003%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorise the Directors of the Company to fix their remuneration.	1,913,250,960 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	A. To grant a general mandate to the Directors of the Company to issue and allot additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,662,850,662 (87.12%)	245,871,648 (12.88%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	B. To grant a general mandate to the Directors of the Company to repurchase shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	1,913,250,960 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	C. To extend, conditional upon the above resolution No. 6B being duly passed, the general mandate to allot shares by adding the aggregate nominal amount of the repurchased securities to the 20% general mandate.	1,828,067,499 (95.55%)	85,183,461 (4.45%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	Special Resolution		
7.	To amend the Bye-Laws of the Company.	1,909,893,860 (99.996%)	74,000 (0.004%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 24 May 2006

Notes:

1. As at the date of the AGM, the issued share capital of the Company is 2,533,512,270 shares, which is the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM.
2. None of the shares entitling the holders to attend and vote only against the resolutions at the AGM.
3. Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *For identification purpose only.*